UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39481

PainReform Ltd.
(Exact Name of Registrant as Specified in Its Charter)

65 Yigal Alon St., Tel Aviv 6744316 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485 and 333-277594), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

By letter dated November 4, 2024, PainReform Ltd. (the “Company”) was notified by the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) that the Company no longer satisfied the minimum $2.5 million stockholders’ equity requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b) (the “Equity Rule”). The Staff provided the Company with a 45-day period to submit its plan to regain compliance with the Equity Rule, which the Company timely submitted.

By letter dated February 28, 2025, the Staff notified the Company that it had granted the Company’s request for an exception through April 14, 2025 to evidence compliance with the Equity Rule.

As previously disclosed by the Company via Form 6-K filed on March 5, 2025, the Company completed the acquisition of 100% of the business activity of DeepSolar, an AI-driven solar analytics platform, from BladeRanger Ltd. Additionally, between January 1, 2025 and March 14, 2025, the Company issued an aggregate of 234,820 shares for aggregate net proceeds of $0.9 million, through the Company’s At the Market Offering Agreement with H.C. Wainwright & Co., Inc.

As a result of the above referenced transactions, and as of the date of this filing, the Company believes it has stockholders’ equity of at least $2.5 million. The Company awaits Nasdaq’s formal confirmation that it has evidenced compliance with the Equity Rule. Furthermore, if deemed compliant, Nasdaq will continue to monitor the Company to ensure its ongoing compliance with the Equity Rule and, if at the time of filing of the Company’s next periodic financial statements the Company does not evidence compliance with the Equity Rule, the Company may be subject to delisting from Nasdaq.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAIN REFORM LTD.

Date: April 11, 2025	By:	/s/ Ehud Geller
Ehud Geller
Executive Chairman of the Board and Interim Chief Executive Officer

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